UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras financial performance in 1Q23

Rio de Janeiro, May 11, 2023

Message from CEO Jean Paul Prates

I am very proud to share with you the first quarterly results of Petrobras under our management. Since I became CEO, in January, I have been working so that Petrobras can become more efficient, financially healthy and inclusive, where people are the focus of decisions and the top priority. If today we register a series of advances and records that is only because our workers managed to transform technical expertise into results. We aim that each and every Petrobras’ worker see in our joint mission a commitment to life, the pride of a constant search for excellence, and the challenge of producing ever more value to Brazil.

Our financial results reflect the company’s excellent operational performance. Pre-salt continues to be the driver of our revenues and operational cash flows, accounting today for 77% of our total production. In February, pre-salt reached a new monthly production record, with 2.13 million barrels of oil equivalent a day, thanks to high wells productivity and the use of cutting-edge technologies that combine high efficiency with low carbon intensity. We are growing production, increasingly more efficiently and with lower emissions.

We started up, in May, the most recent platform in Campos Basin: FPSO Anna Nery. Furthermore, we have two additional platforms ready for production: Almirante Barroso, in Búzios field, and Anita Garibaldi, currently undergoing mooring in Marlim field. Moreover, 13 other platforms will start up production by 2027.

We are committed to develop more efficient and sustainable products and fuels. We produced 5.8 million liters of diesel with renewable content, resulting in emissions reduction equivalent to around 610 tons of CO2. And we have reached, in this first quarter, record S-10 diesel sales, with lower sulfur content, which represented 63% of Petrobras total diesel sales, surpassing the mark on 4Q22.

We are getting ready for a more sustainable future. Thus, we have created the Executive Directorship for Energy Transition and Sustainability and we have signed partnerships with Equinor, Shell and other companies so that together we will analyze new projects focused on renewable energies.

We are also evaluating the creation of taskforces with other companies to seek business opportunities in Brazil and abroad. We set up a commission with BNDES for joint projects development on the energy transition, national industry and research, development and technological innovation.

Lastly, I would like to thank all our shareholders for trusting in our company. We will continue to work with efficiency, commitment and transparency to increase our results, open new opportunities and contribute to a more sustainable future.

Warm regards,

Jean Paul Prates

2

Main achievements:

•	Recurring EBITDA of US$ 14.3 billion, the fourth highest in Petrobras history
•	Net Debt / Adjusted EBITDA ratio of 0.58x, best mark since 2010
•	Lowest gross debt level since 2010, reaching US$ 53.3 billion
•	Consistent operational cash generation, with operating cash flow reaching US$ 10.3 billion
•	Return to society with tax payments of R$62.6 billion
•	Monthly production record in the pre-salt with 2.13 MMboed production in February 2023. Pre-salt production accounted for 77% of Petrobras total production in the quarter
•	New platforms in Marlim: FPSO Anna Nery operation start-up in May 2023 and FPSO Anita Garibaldi already on location
•	Fifth unit of the Búzios field - The FPSO Almirante Barroso is already on location and is expected to start operating in 2Q23
•	Record production in the pre-salt: FPSO Guanabara (Mero field) with average production of 179 Mbpd of oil in February 2023
•	High refining yields with diesel, gasoline and QAV reaching 67% of total production
•	Sustainable products: certification of Diesel R at REPAR, launch of the new Premium gasoline, commercialization exclusively of fuel oil with a maximum 1% sulfur content in the domestic market, and the start of commercialization of Ultra Low Sulfur Marine Gas Oil.

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q23 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information revised by independent auditors in accordance with international accounting standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board (IASB).

3

Main items

Table 1 - Main items*

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Sales revenues	139,068	158,579	141,641	(12.3)	(1.8)
Gross profit	73,311	76,637	74,766	(4.3)	(1.9)
Operating expenses	(13,295)	(18,184)	(11,184)	(26.9)	18.9
Consolidated net income (loss) attributable to the shareholders of Petrobras	38,156	43,341	44,561	(12.0)	(14.4)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	37,694	42,910	43,347	(12.2)	(13.0)
Net cash provided by operating activities	53,759	67,575	52,824	(20.4)	1.8
Free cash flow	41,167	48,865	40,486	(15.8)	1.7
Adjusted EBITDA	72,497	73,091	77,710	(0.8)	(6.7)
Recurring adjusted EBITDA*	74,516	75,504	78,214	(1.3)	(4.7)
Gross debt (US$ million)	53,349	53,799	58,554	(0.8)	(8.9)
Net debt (US$ million)	37,588	41,516	40,072	(9.5)	(6.2)
Net debt/LTM Adjusted EBITDA ratio **	0.58	0.63	0.81	(7.9)	(28.4)
Average commercial selling rate for U.S. dollar	5.19	5.26	5.23	(1.3)	(0.8)
Brent crude (US$/bbl)	81.27	88.71	101.40	(8.4)	(19.9)
Domestic basic oil by-products price (R$/bbl)	608.02	621.25	544.25	(2.1)	11.7
TRI (total recordable injuries per million men-hour frequency rate)	0.77	0.68	0.51	13.2	51.0
ROCE (Return on Capital Employed)	15.7%	15.9%	9.9%	-0,2 p.p.	5,8 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

4

Consolidated results

Net revenues

Table 2 – Net revenues by products

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Diesel	43,150	54,139	38,875	(20.3)	11.0
Gasoline	19,189	21,188	19,404	(9.4)	(1.1)
Liquefied petroleum gas (LPG)	4,829	6,008	6,172	(19.6)	(21.8)
Jet fuel	7,302	7,874	5,176	(7.3)	41.1
Naphtha	2,485	2,270	3,182	9.5	(21.9)
Fuel oil (including bunker fuel)	1,486	1,639	1,911	(9.3)	(22.2)
Other oil products	5,633	6,114	6,650	(7.9)	(15.3)
Subtotal oil products	84,074	99,232	81,370	(15.3)	3.3
Natural gas	7,927	10,418	9,028	(23.9)	(12.2)
Crude oil	7,016	6,836	9,147	2.6	(23.3)
Renewables and nitrogen products	109	281	343	(61.2)	(68.2)
Revenues from non-exercised rights	1,142	1,087	539	5.1	111.9
Electricity	570	795	1,553	(28.3)	(63.3)
Services, agency and others	1,267	1,283	1,239	(1.2)	2.3
Total domestic market	102,105	119,932	103,219	(14.9)	(1.1)
Exports	35,014	36,151	35,110	(3.1)	(0.3)
Crude oil	28,809	27,811	25,043	3.6	15.0
Fuel oil (including bunker fuel)	5,372	7,858	9,865	(31.6)	(45.5)
Other oil products and other products	833	482	202	72.8	312.4
Sales abroad (*)	1,949	2,496	3,312	(21.9)	(41.2)
Total foreign market	36,963	38,647	38,422	(4.4)	(3.8)
Total	139,068	158,579	141,641	(12.3)	(1.8)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 1Q23, net revenues fell 12% compared to 4Q22, largely due to the 8% devaluation of Brent during the period. Revenues from oil products in the domestic market fell 15%, also influenced by the lower sales volume in the quarter, due to lower demand for diesel and gasoline. Moreover, there was a drop in LPG revenues, affected not only by seasonal factors, but also by the increased competition. The reduction in natural gas revenues was due mainly to lower sales to the non-thermoelectric sector and to lower prices, resulting from the drop in Brent prices. On the other hand, revenues from oil sales in the domestic market increased 3% in 1Q23 despite the drop in Brent prices, thanks to higher sales volumes to Acelen.

Export revenues decreased by only 3% compared to 4Q22, despite the drop in Brent prices. This result mainly reflected the realization in 1Q23 of exports from previous periods. This effect was partially offset by lower revenues from fuel oil exports, for which demand was lower in 1Q23.

In 1Q23, diesel and gasoline remained the main products, accounting for 74% of the revenues generated from the sale of oil products.

5

Graph 1 – Oil products sales revenues 1Q23 – domestic market

Over the years, Petrobras has been implementing a constant search for global opportunities and the development of new clients, which was decisive for the company to change the flow of its exports as well, taking advantage of new arbitrages and maximizing value generation in its sales.

In 1Q23, Petrobras expanded sales of the Mero, Sururu, Búzios and Tupi streams, attracting new clients in Europe and the USA. In this period, the company distributed its export volumes among different destinations, as follows:

Table 3 – Destination of oil exports Table				Table 4 – Destination of exports of oil products
Country	1Q23	4Q22	1Q22	Country	1Q23	4Q22	1Q22
China	42%	45%	56%	Singapore	63%	70%	59%
Europe	26%	29%	14%	USA	18%	16%	28%
Latam	22%	10%	9%	Caribbean	0%	8%	5%
USA	2%	7%	3%	Europe	0%	6%	3%
Asia (Ex China)	9%	7%	14%	Others	19%	0%	5%
Caribbean	0%	2%	4%

Cost of goods sold *

Table 5 – Cost of goods sold

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Acquisitions	(25,381)	(36,216)	(24,207)	(29.9)	4.8
Crude oil imports	(13,860)	(15,723)	(8,808)	(11.8)	57.4
Oil products imports	(9,413)	(15,954)	(7,012)	(41.0)	34.2
Natural gas imports	(2,108)	(4,539)	(8,387)	(53.6)	(74.9)
Production	(37,166)	(40,973)	(39,111)	(9.3)	(5.0)
Crude oil	(32,464)	(33,443)	(32,198)	(2.9)	0.8
Production taxes	(14,078)	(16,536)	(16,562)	(14.9)	(15.0)
Other costs	(18,386)	(16,907)	(15,636)	8.7	17.6
Oil products	(2,283)	(3,919)	(3,260)	(41.7)	(30.0)
Natural gas	(2,419)	(3,611)	(3,653)	(33.0)	(33.8)
Production taxes	(477)	(901)	(1,210)	(47.1)	(60.6)
Other costs	(1,942)	(2,710)	(2,443)	(28.3)	(20.5)
Services, electricity, operations abroad and others	(3,210)	(4,753)	(3,557)	(32.5)	(9.8)
Total	(65,757)	(81,942)	(66,875)	(19.8)	(1.7)

In 1Q23, cost of goods sold fell 20% compared to 4Q22, mainly reflecting lower costs with oil and oil products imports, due to lower prices and volumes in the period.

* Managerial information (non-audited).

6

The decrease in sales volumes of oil products in domestic market was the predominant factor in the reduction of production costs of oil products in 1Q23.

In addition, lower costs with government take, because of the depreciation of Brent, also contributed to the reduction in cost of goods sold in 1Q23.

Operating expenses

Table 6 – Operating expenses

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Selling, General and Administrative Expenses	(8,199)	(8,772)	(7,718)	(6.5)	6.2
Selling expenses	(6,344)	(6,795)	(6,159)	(6.6)	3.0
Materials, third-party services, freight, rent and other related costs	(5,329)	(5,601)	(4,967)	(4.9)	7.3
Depreciation, depletion and amortization	(777)	(938)	(1,038)	(17.2)	(25.1)
Allowance for expected credit losses	(107)	(127)	(40)	(15.7)	167.5
Employee compensation	(131)	(129)	(114)	1.6	14.9
General and administrative expenses	(1,855)	(1,977)	(1,559)	(6.2)	19.0
Employee compensation	(1,189)	(1,197)	(1,036)	(0.7)	14.8
Materials, third-party services, rent and other related costs	(529)	(611)	(403)	(13.4)	31.3
Depreciation, depletion and amortization	(137)	(169)	(120)	(18.9)	14.2
Exploration costs	(817)	(3,447)	(408)	(76.3)	100.2
Research and Development	(800)	(942)	(1,081)	(15.1)	(26.0)
Other taxes	(1,039)	(1,017)	(311)	2.2	234.1
Impairment of assets	(16)	(4,680)	4	(99.7)	−
Other income and expenses, net	(2,424)	674	(1,670)	−	45.1
Total	(13,295)	(18,184)	(11,184)	(26.9)	18.9

In 1Q23, operating expenses decreased 27% compared to 4Q22, mainly reflecting lower impairment expenses (-R$ 4.7 billion), exploration costs (-R$ 2.6 billion), legal contingencies (-R$ 1.5 billion) and higher gains from the sale and write-off of assets (+R$ 2.5 billion) with the sale of Albacora Leste, partly offset by the absence of gains from the surplus volumes from the transfer of rights, which took place in 4Q22 (-R$ 7.3 billion).

The 7% drop in selling expenses in 1Q23 is explained by lower logistics expenses with offshore trading operations and natural gas transportation and by the reduction in volumes of oil products exports, particularly fuel oil. These factors were partially offset by higher oil exports and increased sales of oil in the domestic market.

General and administrative expenses fell 6% in 1Q23, which is explained by lower service expenses that impacted 4Q22.

The variation in tax expenses in 1Q23 compared to 1Q22 is mainly due to the effect of the oil export tax, effective as of March 2023.

Adjusted EBITDA

In 1Q23, Adjusted EBITDA reached R$ 72.5 billion, roughly in line with 4Q22, despite the 8% depreciation of Brent, which is mainly explained by lower exploration costs and legal contingencies.

Financial results

Table 7 – Financial results

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Finance income	2,419	2,293	1,360	5.5	77.9
Income from investments and marketable securities (Government Bonds)	1,732	1,507	844	14.9	105.2
Other income, net	687	786	516	(12.6)	33.1
Finance expenses	(4,387)	(5,223)	(3,969)	(16.0)	10.5
Interest on finance debt	(2,812)	(3,030)	(2,784)	(7.2)	1.0
Unwinding of discount on lease liabilities	(1,862)	(1,993)	(1,526)	(6.6)	22.0
Capitalized borrowing costs	1,408	1,247	1,244	12.9	13.2
Unwinding of discount on the provision for decommissioning costs	(1,099)	(655)	(682)	67.8	61.1
Other finance expenses, net	(22)	(792)	(221)	(97.2)	(90.0)
Foreign exchange gains (losses) and indexation charges	(1,232)	4,420	5,592	−	−
Foreign exchange gains (losses)	4,170	5,359	12,535	(22.2)	(66.7)
Reclassification of hedge accounting to the Statement of Income	(5,992)	(6,698)	(7,221)	(10.5)	(17.0)
Monetary restatement of dividends payable	(164)	4,602	(1)	−	16300.0
Recoverable taxes inflation indexation income	335	61	108	449.2	210.2
Other foreign exchange gains (losses) and indexation charges, net	419	1,096	171	(61.8)	145.0
Total	(3,200)	1,490	2,983	−	−

7

In 1Q23, the financial result was negative by R$ 3.2 billion, against a positive result of R$ 1.5 billion in 4Q22. This result is mostly explained by the absence in 1Q23 of revenues with monetary restatement in 4Q22 (-R$ 4.4 billion). In addition there was a lower gain from the FX variation of the BRL against the USD (-R$ 1.2 billion), which appreciated 3.5% in 4Q22 (from R$ 5.41/US$ on 09/30/2022 to R$ 5.22/US$ on 12/31/2022) versus an appreciation of 2.6% in 1Q23 (from R$ 5.22/US$ on 12/31/2022 to R$ 5.08/US$ on 03/31/2023). These effects were partially offset by lower financial expenses (+R$ 0.8 billion).

Net profit (loss) attributable to Petrobras shareholders

In 1Q23, net income was R$ 38.2 billion, compared to R$ 43.3 billion in 4Q22. This result is mainly explained by the depreciation of Brent and lower financial result (-R$ 4.7 billion), partially offset by lower operating expenses (+R$ 4.9 billion). In addition, there was a higher income tax expense (+R$ 2.9 billion) mainly due to the absence of tax credits in 4Q22 for the distribution of FY2022 dividends in the form of interest on equity.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Excluding non-recurring items, net income would have reached R$ 37.7 billion. Among the items that make up the positive impact of R$ 0.5 billion the highlights were the gains from the sale and write-off of assets (+R$ 2.6 billion) mainly with the sale of Albacora Leste and the Car Wash Operation reimbursement (+R$ 0.5 billion), partially offset by expenses with compensation for the termination of leasing contracts (-R$ 1.7 billion) and legal contingencies (-R$ 0.8 billion).

Adjusted EBITDA had a negative impact of R$ 2.0 billion, influenced by the same factors that affected net income, except for gains from the sale and write-off of assets. Excluding the effects of non-recurring items, Adjusted EBITDA would have reached R$ 74.5 billion in 1Q23.

8

Special items

Table 8 – Special items

				Variation (%)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Net income	38,307	43,502	44,783	(11.9)	(14.5)
Non-recurring items	696	647	1,862	7.6	(62.6)
Non-recurring items that do not affect Adjusted EBITDA	2,715	3,060	2,366	(11.3)	14.8
Impairment of assets and investments	(8)	(4,667)	(40)	(99.8)	(80.0)
Gains and losses on disposal / write-offs of assets	2,577	34	2,472	7479.4	4.2
Results from co-participation agreements in bid areas	144	7,467		(98.1)	−
Discount and premium on repurchase of debt securities	2	226	(66)	(99.1)	−
Other non-recurring items	(2,019)	(2,413)	(504)	(16.3)	300.6
Voluntary Separation Plan	17	(59)	(20)	−	−
Amounts recovered from Lava Jato investigation	463	324	60	42.9	671.7
Gains / (losses) on decommissioning of returned/abandoned areas	(3)	(1,031)	(125)	(99.7)	(97.6)
Gains (losses) related to legal proceedings	(751)	(1,575)	(557)	(52.3)	34.8
Equalization of expenses - Production Individualization Agreements	(91)	(72)	138	26.4	−
Compensation for the termination of a vessel charter agreement	(1,654)	−	−	−	−
Net effect of non-recurring items on IR / CSLL	(234)	(216)	(648)	8.3	(63.9)
Recurring net income	37,845	43,071	43,569	(12.1)	(13.1)
Shareholders of Petrobras	37,694	42,910	43,347	(12.2)	(13.0)
Non-controlling interests	151	161	222	(6.2)	(32.0)
Adjusted EBITDA	72,497	73,091	77,710	(0.8)	(6.7)
Non-recurring items	(2,019)	(2,413)	(504)	(16.3)	300.6
Recurring Adjusted EBITDA	74,516	75,504	78,214	(1.3)	(4.7)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Table 9 - Capex

				Variation (%)
US$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Exploration and Production	2,040	2,218	1,374	(8.0)	48.5
Refining, Transportation and Marketing	342	372	252	(8.1)	35.6
Gas and Power	33	99	94	(66.7)	(65.0)
Others	67	187	48	(64.1)	40.9
Subtotal	2,482	2,876	1,768	(13.7)	40.4

In 1Q23, capex totaled US$ 2.5 billion.

In the Exploration and & Production segment, capex totaled US$ 2.0 billion, 49% above 1Q22, due to the development of large projects that will sustain the production curve in the coming years, in particular the construction and integration of new production units, in addition to expanding investments in the revitalization of Marlim. Investments in 1Q23 were mainly focused on: (i) the development of production in the Santos Basin pre-salt (US$ 1.1 billion); (ii) deepwater production development (US$0.4 billion); and (iii) exploratory investments (US$ 0.1 billion).

In the Refining, Transport and Marketing segment, capex totaled US$ 0.34 billion, with focus on scheduled refinery stoppages, investments in the logistics network and the GASLUB utilities unit. In the Gas and Power segment, capex reached US$ 33 million in 1Q23, with emphasis on investments in natural gas processing units.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	1.06	2.0	88,99%[2]	Project in phase of execution. Production system arrived at the Buzios field. 10 wells drilled and 8 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.20	1.8	100%	Project in phase of execution. Production system arrived at the Marlim field.[4] 1 well drilled and completed
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.32	0.8	38,6%[3]	Project in phase of execution with production system under construction. 13 wells drilled and 11 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.12	0.8	38,6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.41	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.21	2.0	88,99%[2]	Project in phase of execution with production system under construction. 4 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.66	4.2	88,99%[2]	Project in phase of execution with production system under construction. 2 wells drilled.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.50	4.3	88,99%[2]	Project in phase of execution with production system under construction. 5 wells drilled and 4 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38,6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed
Búzios 9 P-80 (Owned unit)	2026	225,000	0.15	4.9	88,99%[2]	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed
Búzios 10 P-82 (Owned unit)	2027	225,000	0.10	5.5	88,99%[2]	Project in phase of execution with production system under construction. 1 well drilled and 1 completed
Búzios 11 P-83 (Owned unit)	2027	225,000	0.12	4.8	88,99%[2]	Project in phase of execution. Production system construction contract signed on September 2022. 2 wells drilled

[1] Total investment with the Strategic Plan 2023-27 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

2 In November 2022, Petrobras concluded the assignment of 5% of its interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights, for the Búzios field, in the pre-salt of Santos Basin, to the partner CNOOC. Petrobras stake was adjusted.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the investments reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

11

Liquidity and capital resources[1]

Table 11 - Liquidity and capital resources

R$ million	1Q23	4Q22	1Q22
Adjusted cash and cash equivalents at the beginning of period	64,092	36,688	62,040
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period*	(22,369)	(13,038)	(3,630)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	−	72
Cash and cash equivalents at the beginning of period	41,723	23,650	58,482
Net cash provided by operating activities	53,759	67,575	52,824
Net cash provided by (used in) investing activities	(5,738)	(12,298)	(4,983)
Acquisition of PP&E and intangibles assets	(12,592)	(18,710)	(12,338)
Investments in investees	(41)	(37)	(49)
Proceeds from disposal of assets - Divestment	9,646	4,888	9,255
Financial compensation from co-participation agreements	2,032	10,288	319
Dividends received	55	290	275
Divestment (investment) in marketable securities	(4,838)	(9,017)	(2,445)
(=) Net cash provided by operating and investing activities	48,021	55,277	47,841
Net cash used in financing activities	(36,261)	(36,983)	(16,455)
Net financings	(6,595)	(8,413)	(9,923)
Proceeds from finance debt	263	1,834	782
Repayments	(6,858)	(10,247)	(10,705)
Repayment of lease liability	(7,223)	(7,482)	(6,916)
Dividends paid to shareholders of Petrobras	(21,803)	(21,125)	(2)
Dividends paid to non-controlling interest	(248)	(69)	(26)
Investments by non-controlling interest	(392)	106	412
Effect of exchange rate changes on cash and cash equivalents	(1,206)	(221)	(8,227)
Cash and cash equivalents at the end of period	52,277	41,723	81,641
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period*	27,791	22,369	5,967
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	(40)
Adjusted cash and cash equivalents at the end of period	80,068	64,092	87,568
Reconciliation of Free Cash Flow
Net cash provided by operating activities	53,759	67,575	52,824
Acquisition of PP&E and intangibles assets	(12,592)	(18,710)	(12,338)
Free cash flow**	41,167	48,865	40,486

As of March 31, 2022, cash and cash equivalents totaled R$ 52.3 billion and adjusted cash and cash equivalents totaled R$ 80.1 billion.

In 1Q23, cash generated from operating activities reached R$ 53.8 billion and positive free cash flow totaled R$ 41.2 billion. This level of cash generation, along with the inflow of funds from the divestments of R$ 9,6 billion, specially the conclusion of the sale of the Albacora Leste field (R$ 8.4 billion), and the inflow of R$ 2.0 billion referring to financial compensation for co-participation agreements in Sepia and Atapu were used to: (a) pay remuneration to shareholders (R$ 21.8 billion), (b) make investments (R$ 12.6 billion), (c) amortize lease liabilities (R$ 7.2 billion), and (d) prepay debt and amortize principal and interest due in the period (R$ 6.9 billion).

The current level of gross debt, high cash generation and solid liquidity allowed the company to approve a shareholder remuneration payment in the amount of R$ 1.89 per common and preferred share, in accordance with its shareholder remuneration policy.

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

12

Debt

As of 03/31/2023, gross debt reached US$ 53.3 billion, a decrease of 0.8% compared to 12/31/2022, reaching the lowest level since 2010.

Average maturity was 12 years and average cost was 6.5%, both in line with those recorded on 12/31/2022.

The gross debt/EBITDA ratio reached 0.82x on 03/31/2023, compared to 0.81x on 12/31/2022.

On 03/31/2023, net debt reached US$ 37.6 billion, a decrease of 9.5% compared to 12/31/2022.

Table 12 – Debt indicators

US$ million	03.31.2023	12.31.2022	Δ %	03.31.2022
Financial Debt	29,836	29,954	(0.4)	35,421
Capital Markets	17,011	16,957	0.3	21,683
Banking Market	9,741	9,672	0.7	9,970
Development banks	720	723	(0.4)	878
Export Credit Agencies	2,201	2,443	(9.9)	2,708
Others	163	159	2.5	182
Finance leases	23,513	23,845	(1.4)	23,133
Gross debt	53,349	53,799	(0.8)	58,554
Adjusted cash and cash equivalents	15,761	12,283	28.3	18,482
Net debt	37,588	41,516	(9.5)	40,072
Net Debt/(Net Debt + Market Cap) - Leverage	37%	39%	(5.1)	30%
Average interest rate (% p.a.)	6.5	6.5	−	6.2
Weighted average maturity of outstanding debt (years)	12.02	12.07	(0.4)	13.22
Net debt/LTM Adjusted EBITDA ratio	0.58	0.63	(7.9)	0.81
Gross debt/LTM Adjusted EBITDA ratio	0.82	0.81	0.7	1.18
R$ million
Financial Debt	151,575	156,286	(3.0)	167,819
Finance Lease	119,456	124,417	(4.0)	109,599
Adjusted cash and cash equivalents	80,069	64,092	24.9	87,568
Net Debt	190,962	216,611	(11.8)	189,850

13

Results by segment

Exploration and Production

Table 13 – E&P results

				Variation (%) (*)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Sales revenues	81,722	89,205	102,567	(8.4)	(20.3)
Gross profit	48,579	51,448	62,455	(5.6)	(22.2)
Operating expenses	(638)	(5,771)	(263)	(88.9)	142.6
Operating income	47,941	45,677	62,192	5.0	(22.9)
Net income (loss) attributable to the shareholders of Petrobras	31,742	30,240	41,309	5.0	(23.2)
Adjusted EBITDA of the segment	56,592	57,644	72,964	(1.8)	(22.4)
EBITDA margin of the segment (%)	69	65	71	4.6	(1.9)
ROCE (Return on Capital Employed) (%)	18.5	19.8	14.2	(1.3)	4.3
Average Brent crude (US$/bbl)	81.27	88.71	101.40	(8.4)	(19.9)
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.51	6.07	5.22	(9.4)	5.4
excluding production taxes	7.27	7.81	6.97	(6.9)	4.2
Onshore and shallow waters
with leases	14.70	18.77	16.44	(21.7)	(10.6)
excluding leases	14.70	18.77	16.44	(21.7)	(10.6)
Deep and ultra-deep post-salt
with leases	12.94	13.72	11.28	(5.7)	14.7
excluding leases	11.45	11.94	9.57	(4.1)	19.6
Pre-salt
with leases	5.61	5.70	5.13	(1.7)	9.4
excluding leases	3.71	3.89	3.25	(4.6)	14.1
including production taxes and excluding leases	19.19	21.12	24.36	(9.1)	(21.2)
including production taxes and leases	20.95	22.85	26.11	(8.3)	(19.8)
Production taxes - Brazil	14,461	16,220	21,165	(10.8)	(31.7)
Royalties	8,362	9,207	11,151	(9.2)	(25.0)
Special participation	6,037	6,951	9,953	(13.1)	(39.3)
Retention of areas	62	62	61	−	1.6
(*) EBITDA margin and ROCE variations in percentage points

In 1Q23, E&P gross profit was R$ 48.6 billion, a reduction of 5.6% when compared to 4Q22, due to lower Brent prices, partially offset by higher production and lower government take and production costs.

Operating income in 1Q23 was 5% higher than 4Q22, mainly due to expenses incurred in the previous quarter, such as impairment, exploratory write-offs and abandonment liabilities, partially offset by the results of Sepia and Atapu co-participation agreements and Buzios 5% PSA farm-out. Additionally, in 1Q23 there were higher revenues from asset divestments, mainly due to Albacora Leste.

Lifting costs, excluding production taxes and leases, were US$ 5.51/boe in 1Q23, a decrease of 9% when compared to 4Q22. The reduction reflects the divestments of the Sergipe and Alagoas onshore fields, Papa-Terra and Albacora Leste, the definitive shutdown of platforms in the Marlim field and the start-up of P-71 in December 2022. In 1Q23, there were lower expenses with subsea operations, in addition to the production shutdown of the onshore assets in Bahia.

In the pre-salt, there was a 5% reduction in lifting costs, mainly driven by lower costs on well interventions and on subsea operations.

In the post-salt, the 4% reduction in lifting costs was due to the definitive shutdown of platforms in Marlim and the divestments of Papa-Terra and Albacora Leste, besides to lower costs on subsea operations and the production start-up of new wells in Campos Basin.

In onshore and shallow water assets, there was a 22% reduction in lifting costs due to the divestments of the Sergipe and Alagoas fields and to the production shutdown of onshore assets in Bahia, as required by ANP.

The decrease in government take is explained mainly by lower Brent prices in 1Q23.

14

Refining, Transportation and Marketing

Table 14 - RTM results

				Variation (%) (*)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Sales revenues	129,052	144,757	128,476	(10.8)	0.4
Gross profit (loss)	15,449	17,493	16,311	(11.7)	(5.3)
Operating expenses	(6,141)	(4,561)	(3,184)	34.6	92.9
Operating Income	9,308	12,932	13,127	(28.0)	(29.1)
Net income (loss) attributable to the shareholders of Petrobras	6,209	7,750	10,079	(19.9)	(38.4)
Adjusted EBITDA of the segment	12,351	14,793	15,819	(16.5)	(21.9)
EBITDA margin of the segment (%)	10	10	12	(1)	(3)
ROCE (Return on Capital Employed) (%)	11.7	12.6	7.2	(0.9)	4.5
Refining cost (US$/barrel) - Brazil	2.12	1.98	1.77	6.9	19.8
Refining cost (R$/barrel) - Brazil	11.06	10.55	9.16	4.8	20.7
Domestic basic oil by-products price (R$/bbl)	608.02	621.25	544.25	(2.1)	11.7
(*) EBITDA margin and ROCE variations in percentage points

In 1Q23, gross profit was R$ 15.4 billion, R$ 2 billion lower than 4Q22, mainly due to the higher inventory turnover, - R$ 6.6 billion in 1Q23 and - R$ 3.8 billion in 4Q22. Excluding this effect, gross profit would have been R$22 billion in 1Q23 and R$ 21.3 billion in 4Q22.

In 1Q23, there were higher margins on oil products in the domestic market, mainly due to gasoline prices and to the appreciation of international prices, besides LPG and Naphtha prices. These were partially offset by lower margins on diesel due to the depreciation of international prices and lower sales volumes in the domestic market due to the typical seasonality of the first quarter.

In 1Q23, operating income was lower, due to lower gross profit and higher operating expenses which are mainly explained by the reversal of the impairment related to the second train of RNEST in 4Q22.

In 1Q23 the refining cost per barrel was 4.8% above 4Q22 due to lower feedstock, mainly due to relevant planned shutdowns at REFAP and RPBC. Total costs were in line with 4Q22.

15

Gas and Power

Table 15 – G&P results

				Variation (%) (*)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Sales revenues	14,823	20,075	17,655	(26.2)	(16.0)
Gross profit	7,202	6,303	2,383	14.3	202.2
Operating expenses	(4,051)	(3,718)	(4,586)	9.0	(11.7)
Operating income	3,151	2,585	(2,203)	21.9	−
Net income (loss) attributable to the shareholders of Petrobras	2,010	1,671	(1,441)	20.3	−
Adjusted EBITDA of the segment	3,833	3,143	(1,640)	22.0	−
EBITDA margin of the segment (%)	26	16	(9)	10.0	35.0
ROCE (Return on Capital Employed) (%)	10.7	5.6	(5.3)	5.1	16.0
Natural gas sales price - Brazil (US$/bbl)	73.27	76.83	55.85	(4.6)	31.2
Natural gas sales price - Brazil (US$/MMBtu)	12.35	12.95	9.42	(4.6)	31.2
Fixed revenues from power auctions	425	544	500	(21.9)	(15.0)
Average price for power generation (R$/MWh)	32.24	59.42	294.31	(45.7)	(89.0)
(*) EBITDA margin and ROCE variations in percentage points

In 1Q23, gross profit was R$ 7.2 billion, an increase of 14.3% when compared to 4Q22, mainly due to lower acquisition costs for natural gas. This cost reduction exceeded the revenue reduction from the marketing of gas and energy, which occurred due to the following factors: (i) lower average natural gas sales prices due to lower Brent prices, (ii) lower volume of natural gas sold to the non-thermoelectric segment, (iii) expiration of energy contracts at auctions and (iv) fewer opportunities to export energy.

Operating income reached R$ 3.1 billion, 21.9% higher than 4Q22, mainly due to the higher gross profit which more than offset the increase in transportation expenses in 1Q23.

16

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 16 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
R$ million	1Q23	4Q22	1Q22	1Q23 X 4Q22	1Q23 X 1Q22
Net income	38,307	43,502	44,783	(11.9)	(14.5)
Net finance (expense) income	3,200	(1,490)	(2,983)	−	−
Income taxes	18,690	15,799	23,598	18.3	(20.8)
Depreciation, depletion and amortization	15,186	17,459	16,604	(13.0)	(8.5)
EBITDA	75,383	75,270	82,002	0.2	(8.1)
Results in equity-accounted investments	(181)	642	(1,816)	−	(90.0)
Impairment of assets (reversals)	16	4,680	(4)	(99.7)	−
Results from co-participation agreements in bid areas	(144)	(7,467)	−	(98.1)	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,577)	(34)	(2,472)	7479.4	4.2
Adjusted EBITDA	72,497	73,091	77,710	(0.8)	(6.7)

Adjusted EBITDA margin (%)	52	46	55	6.0	(2.9)
(*) EBITDA Margin variations in percentage points

17

Financial statements

Table 17 - Income statement - Consolidated

R$ million	1Q23	4Q22	1Q22
Sales revenues	139,068	158,579	141,641
Cost of sales	(65,757)	(81,942)	(66,875)
Gross profit	73,311	76,637	74,766
Selling expenses	(6,344)	(6,795)	(6,159)
General and administrative expenses	(1,855)	(1,977)	(1,559)
Exploration costs	(817)	(3,447)	(408)
Research and development expenses	(800)	(942)	(1,081)
Other taxes	(1,039)	(1,017)	(311)
Impairment (losses) reversals	(16)	(4,680)	4
Other income and expenses, net	(2,424)	674	(1,670)
	(13,295)	(18,184)	(11,184)
Operating income	60,016	58,453	63,582
Finance income	2,419	2,293	1,360
Finance expenses	(4,387)	(5,223)	(3,969)
Foreign exchange gains (losses) and inflation indexation charges	(1,232)	4,420	5,592
Net finance income (expense)	(3,200)	1,490	2,983
Results of equity-accounted investments	181	(642)	1,816
Income before income taxes	56,997	59,301	68,381
Income taxes	(18,690)	(15,799)	(23,598)
Net Income	38,307	43,502	44,783
Net income attributable to:
Shareholders of Petrobras	38,156	43,341	44,561
Non-controlling interests	151	161	222

18

Table 18 - Statement of financial position – Consolidated

ASSETS - R$ million	03.31.2023	12.31.2022
Current assets	157,194	163,052
Cash and cash equivalents	52,277	41,723
Marketable securities	14,629	14,470
Trade and other receivables, net	23,497	26,142
Inventories	40,483	45,804
Recoverable taxes	6,102	6,819
Assets classified as held for sale	9,853	18,823
Other current assets	10,353	9,271
Non-current assets	821,383	813,657
Long-term receivables	118,949	110,722
Trade and other receivables, net	9,868	12,729
Marketable securities	13,423	8,159
Judicial deposits	61,095	57,671
Deferred taxes	3,699	4,342
Other tax assets	20,583	19,715
Other non-current assets	10,281	8,106
Investments	8,314	8,172
Property, plant and equipment	678,621	679,182
Intangible assets	15,499	15,581
Total assets	978,577	976,709

LIABILITIES - R$ million	03.31.2023	12.31.2022
Current liabilities	128,450	163,731
Trade payables	25,643	28,507
Finance debt	20,818	18,656
Lease liability	28,665	28,994
Taxes payable	22,247	30,951
Dividends payable	−	21,762
Short-term employee benefits	11,882	11,555
Liabilities related to assets classified as held for sale	5,290	7,646
Other current liabilities	13,905	15,660
Non-current liabilities	446,722	448,593
Finance debt	130,757	137,630
Lease liability	90,791	95,423
Income taxes payable	1,549	1,578
Deferred taxes	42,576	35,220
Employee benefits	57,132	55,701
Provision for legal and administrative proceedings	16,472	15,703
Provision for decommissioning costs	96,954	97,048
Other non-current liabilities	10,491	10,290
Shareholders' equity	403,405	364,385
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	196,652	157,162
Non-controlling interests	1,321	1,791
Total liabilities and shareholders´ equity	978,577	976,709

19

Table 19 - Statement of cash flow – Consolidated

R$ million	1Q23	4Q22	1Q22
Cash flows from operating activities
Net income for the period	38,307	43,502	44,783
Adjustments for:
Pension and medical benefits - actuarial gains	1,924	1,518	1,605
Results of equity-accounted investments	(181)	642	(1,816)
Depreciation, depletion and amortization	15,186	17,459	16,604
Impairment of assets (reversals)	16	4,680	(4)
Inventory (write-back) to net realizable value	(44)	23	(34)
Allowance for credit loss on trade and other receivables	125	118	105
Exploratory expenditure write-offs	165	2,952	114
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(2,577)	(33)	(2,472)
Foreign exchange, indexation and finance charges	3,377	(920)	(2,440)
Income taxes	18,690	15,799	23,598
Revision and unwinding of discount on the provision for decommissioning costs	1,102	1,686	806
Results from co-participation agreements in bid areas	(144)	(7,467)	−
Early termination and cash outflows revision of lease agreements	(868)	(369)	(1,140)
Losses with legal, administrative and arbitration proceedings, net	1,319	2,842	1,307
Decrease (Increase) in assets
Trade and other receivables	2,146	(1,932)	3,123
Inventories	5,127	7,230	(9,763)
Judicial deposits	(2,093)	(2,084)	(2,120)
Other assets	570	1,808	249
Increase (Decrease) in liabilities
Trade payables	(2,467)	(83)	(1,267)
Other taxes payable	(1,129)	(224)	558
Pension and medical benefits	(925)	(1,369)	(7,677)
Provisions for legal proceedings	(444)	(664)	(270)
Other employee benefits	181	(624)	(769)
Provision for decommissioning costs	(855)	(838)	(702)
Other liabilities	(514)	(1,791)	(1,627)
Income taxes paid	(22,235)	(14,286)	(7,927)
Net cash provided by operating activities	53,759	67,575	52,824
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(12,592)	(18,710)	(12,338)
Investments in investees	(41)	(37)	(49)
Proceeds from disposal of assets - Divestment	9,646	4,888	9,255
Financial compensation from co-participation agreements	2,032	10,288	319
Divestment (investment) in marketable securities	(4,838)	(9,017)	(2,445)
Dividends received	55	290	275
Net cash provided by (used in) investing activities	(5,738)	(12,298)	(4,983)
Cash flows from financing activities
Changes in non-controlling interest	(392)	106	412
Financing and loans, net:
Proceeds from finance debt	263	1,834	782
Repayment of principal - finance debt	(3,894)	(8,082)	(7,683)
Repayment of interest - finance debt	(2,964)	(2,165)	(3,022)
Repayment of lease liability	(7,223)	(7,482)	(6,916)
Dividends paid to Shareholders of Petrobras	(21,803)	(21,125)	(2)
Dividends paid to non-controlling interests	(248)	(69)	(26)
Net cash (used in) financing activities	(36,261)	(36,983)	(16,455)
Effect of exchange rate changes on cash and cash equivalents	(1,206)	(221)	(8,227)
Net change in cash and cash equivalents	10,554	18,073	23,159
Cash and cash equivalents at the beginning of the period	41,723	23,650	58,482
Cash and cash equivalents at the end of the period	52,277	41,723	81,641

20

Financial information by business areas

Table 20 - Consolidated income by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	81,722	129,052	14,823	388	(86,917)	139,068
Intersegments	80,267	2,462	4,181	7	(86,917)	−
Third parties	1,455	126,590	10,642	381	−	139,068
Cost of sales	(33,143)	(113,603)	(7,621)	(398)	89,008	(65,757)
Gross profit	48,579	15,449	7,202	(10)	2,091	73,311
Expenses	(638)	(6,141)	(4,051)	(2,442)	(23)	(13,295)
Selling expenses	(35)	(2,775)	(3,390)	(121)	(23)	(6,344)
General and administrative expenses	(86)	(405)	(79)	(1,285)	−	(1,855)
Exploration costs	(817)	−	−	−	−	(817)
Research and development expenses	(645)	(10)	(7)	(138)	−	(800)
Other taxes	(90)	(558)	(46)	(345)	−	(1,039)
Impairment (losses) reversals	70	(86)	−	−	−	(16)
Other income and expenses, net	965	(2,307)	(529)	(553)	−	(2,424)
Operating income (loss)	47,941	9,308	3,151	(2,452)	2,068	60,016
Net finance income (expense)	−	−	−	(3,200)	−	(3,200)
Results of equity-accounted investments	94	66	23	(2)	−	181
Income (loss) before income taxes	48,035	9,374	3,174	(5,654)	2,068	56,997
Income taxes	(16,300)	(3,165)	(1,071)	2,550	(704)	(18,690)
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net income (loss) attributable to:
Shareholders of Petrobras	31,742	6,209	2,010	(3,169)	1,364	38,156
Non-controlling interests	(7)	−	93	65	−	151

Table 21 - Consolidated income by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	102,567	128,476	17,655	658	(107,715)	141,641
Intersegments	100,949	2,258	4,490	18	(107,715)	−
Third parties	1,618	126,218	13,165	640	−	141,641
Cost of sales	(40,112)	(112,165)	(15,272)	(649)	101,323	(66,875)
Gross profit	62,455	16,311	2,383	9	(6,392)	74,766
Expenses	(263)	(3,184)	(4,586)	(3,131)	(20)	(11,184)
Selling expenses	(9)	(2,123)	(3,952)	(55)	(20)	(6,159)
General and administrative expenses	(68)	(324)	(84)	(1,083)	−	(1,559)
Exploration costs	(408)	−	−	−	−	(408)
Research and development expenses	(909)	(13)	(14)	(145)	−	(1,081)
Other taxes	(76)	(39)	(52)	(144)	−	(311)
Impairment (losses) reversals	7	−	3	(6)	−	4
Other income and expenses, net	1,200	(685)	(487)	(1,698)	−	(1,670)
Operating income (loss)	62,192	13,127	(2,203)	(3,122)	(6,412)	63,582
Net finance income (expense)	−	−	−	2,983	−	2,983
Results of equity-accounted investments	257	1,415	149	(5)	−	1,816
Income (loss) before income taxes	62,449	14,542	(2,054)	(144)	(6,412)	68,381
Income taxes	(21,146)	(4,463)	749	(918)	2,180	(23,598)
Net income (loss)	41,303	10,079	(1,305)	(1,062)	(4,232)	44,783
Net income (loss) attributable to:
Shareholders of Petrobras	41,309	10,079	(1,441)	(1,154)	(4,232)	44,561
Non-controlling interests	(6)	−	136	92	−	222

21

Table 22 - Quarterly consolidated income by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	89,205	144,757	20,075	578	(96,036)	158,579
Intersegments	87,567	2,570	5,877	22	(96,036)	−
Third parties	1,638	142,187	14,198	556	−	158,579
Cost of sales	(37,757)	(127,264)	(13,772)	(600)	97,451	(81,942)
Gross profit	51,448	17,493	6,303	(22)	1,415	76,637
Expenses	(5,771)	(4,561)	(3,718)	(4,114)	(20)	(18,184)
Selling expenses	(46)	(2,791)	(3,779)	(159)	(20)	(6,795)
General and administrative expenses	(85)	(379)	(70)	(1,443)	−	(1,977)
Exploration costs	(3,447)	−	−	−	−	(3,447)
Research and development expenses	(807)	5	(6)	(134)	−	(942)
Other taxes	(170)	(84)	(46)	(717)	−	(1,017)
Impairment (losses) reversals	(5,719)	1,040	−	(1)	−	(4,680)
Other income and expenses, net	4,503	(2,352)	183	(1,660)	−	674
Operating income (loss)	45,677	12,932	2,585	(4,136)	1,395	58,453
Net finance income (expense)	−	−	−	1,490	−	1,490
Results of equity-accounted investments	87	(785)	63	(7)	−	(642)
Income (loss) before income taxes	45,764	12,147	2,648	(2,653)	1,395	59,301
Income taxes	(15,530)	(4,397)	(879)	5,481	(474)	(15,799)
Net income (loss)	30,234	7,750	1,769	2,828	921	43,502
Net income (loss) attributable to:
Shareholders of Petrobras	30,240	7,750	1,671	2,759	921	43,341
Non-controlling interests	(6)	−	98	69	−	161

22

Table 23 - Other income and expenses by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,478)	(27)	(54)	(35)	−	(2,594)
Pension and medical benefits - retirees	−	−	−	(1,460)	−	(1,460)
Gains (losses) with legal, administrative and arbitration proceedings	(302)	(1,101)	36	48	−	(1,319)
Performance award program	(288)	(161)	(36)	(240)	−	(725)
Profit sharing	(73)	(45)	(9)	(53)	−	(180)
Losses on decommissioning of returned/abandoned areas	(3)	−	−	−	−	(3)
Results from co-participation agreements in bid areas	144	−	−	−	−	144
Gains (losses) with Commodities Derivatives	−	441	(36)	5	−	410
Amounts recovered from Lava Jato investigation (*)	−	−	−	463	−	463
Government grants	7	−	−	531	−	538
Reimbursements from E&P partnership operations	835	−	−	−	−	835
Early termination and changes to cash flow estimates of leases	439	420	5	4	−	868
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,637	(58)	(39)	37	−	2,577
Others (**)	47	(1,776)	(396)	147	−	(1,978)
	965	(2,307)	(529)	(553)	−	(2,424)
(*) Through December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

Table 24 - Other income and expenses by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,860)	(22)	(36)	(34)	−	(1,952)
Pension and medical benefits - retirees	−	−	−	(1,242)	−	(1,242)
Gains (losses) with legal, administrative and arbitration proceedings	(319)	(342)	(274)	(372)	−	(1,307)
Performance award program	(250)	(126)	(32)	(210)	−	(618)
Profit sharing	(67)	(40)	(8)	(46)	−	(161)
Losses on decommissioning of returned/abandoned areas	(125)	−	−	−	−	(125)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Gains (losses) with Commodities Derivatives	−	(282)	−	−	−	(282)
Amounts recovered from Lava Jato investigation	−	−	−	60	−	60
Government grants	4	−	−	381	−	385
Reimbursements from E&P partnership operations	138	−	−	−	−	138
Early termination and changes to cash flow estimates of leases	1,020	105	16	(1)	−	1,140
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,162	299	(4)	15	−	2,472
Others	497	(277)	(149)	(249)	−	(178)
	1,200	(685)	(487)	(1,698)	−	(1,670)

23

Table 25 - Other income and expenses by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,462)	(28)	(46)	(42)	−	(2,578)
Pension and medical benefits - retirees	−	−	−	(1,157)	−	(1,157)
Gains (losses) with legal, administrative and arbitration proceedings	(405)	(1,241)	(62)	(1,134)	−	(2,842)
Performance award program	(316)	(159)	(41)	(259)	−	(775)
Profit sharing	(73)	(15)	(9)	(51)	−	(148)
Losses on decommissioning of returned/abandoned areas	(1,031)	−	−	−	−	(1,031)
Results from co-participation agreements in bid areas	7,467	−	−	−	−	7,467
Gains (losses) with Commodities Derivatives	−	(609)	−	(25)	−	(634)
Amounts recovered from Lava Jato investigation	−	−	−	324	−	324
Government grants	5	−	−	735	−	740
Reimbursements from E&P partnership operations	1,231	−	−	−	−	1,231
Early termination and changes to cash flow estimates of leases	342	79	(47)	(5)	−	369
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(67)	20	42	39	−	34
Others	(188)	(399)	346	(85)	−	(326)
	4,503	(2,352)	183	(1,660)	−	674

24

Table 26 - Consolidated assets by segment – 03.31.2023

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	603,127	171,236	39,115	190,071	(24,972)	978,577

Current assets	18,454	55,449	1,936	106,327	(24,972)	157,194
Non-current assets	584,673	115,787	37,179	83,744	−	821,383
Long-term receivables	37,132	9,604	491	71,722	−	118,949
Investments	1,967	5,242	903	202	−	8,314
Property, plant and equipment	532,663	100,351	35,390	10,217	−	678,621
Operating assets	471,882	85,258	24,428	8,205	−	589,773
Assets under construction	60,781	15,093	10,962	2,012	−	88,848
Intangible assets	12,911	590	395	1,603	−	15,499

Table 27 - Consolidated assets by segment – 12.31.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	606,994	179,652	39,574	177,953	(27,464)	976,709

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Assets under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581

25

Table 28 - Reconciliation of Adjusted EBITDA by segment – 1Q23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	31,735	6,209	2,103	(3,104)	1,364	38,307
Net finance income (expense)	−	−	−	3,200	−	3,200
Income taxes	16,300	3,165	1,071	(2,550)	704	18,690
Depreciation, depletion and amortization	11,502	2,899	643	142	−	15,186
EBITDA	59,537	12,273	3,817	(2,312)	2,068	75,383
Results in equity-accounted investments	(94)	(66)	(23)	2	−	(181)
Impairment of assets (reversals)	(70)	86	−	−	−	16
Results from co-participation agreements in bid areas	(144)	−	−	−	−	(144)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,637)	58	39	(37)	−	(2,577)
Adjusted EBITDA	56,592	12,351	3,833	(2,347)	2,068	72,497

Table 29 - Reconciliation of Adjusted EBITDA by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	41,303	10,079	(1,305)	(1,062)	(4,232)	44,783
Net finance income (expense)	−	−	−	(2,983)	−	(2,983)
Income taxes	21,146	4,463	(749)	918	(2,180)	23,598
Depreciation, depletion and amortization	12,941	2,991	562	110	−	16,604
EBITDA	75,390	17,533	(1,492)	(3,017)	(6,412)	82,002
Results in equity-accounted investments	(257)	(1,415)	(149)	5	−	(1,816)
Impairment of assets (reversals)	(7)	−	(3)	6	−	(4)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,162)	(299)	4	(15)	−	(2,472)
Adjusted EBITDA	72,964	15,819	(1,640)	(3,021)	(6,412)	77,710

Table 30 - Reconciliation of Adjusted EBITDA by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	30,234	7,750	1,769	2,828	921	43,502
Net finance income (expense)	−	−	−	(1,490)	−	(1,490)
Income taxes	15,530	4,397	879	(5,481)	474	15,799
Depreciation, depletion and amortization	13,648	2,921	600	290	−	17,459
EBITDA	59,412	15,068	3,248	(3,853)	1,395	75,270
Results in equity-accounted investments	(87)	785	(63)	7	−	642
Impairment of assets (reversals)	5,719	(1,040)	−	1	−	4,680
Results from co-participation agreements in bid areas	(7,467)	−	−	−	−	(7,467)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	67	(20)	(42)	(39)	−	(34)
Adjusted EBITDA	57,644	14,793	3,143	(3,884)	1,395	73,091

26

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer